SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                               (Amendment No. __)

                               We Sell For U Corp.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                    Common Stock, par value $0.0001 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   94683T 10 3
--------------------------------------------------------------------------------
                                 (Cusip Number)

                              Joseph Isaac Gutnick
                           Power Developments Pty Ltd.
                           Level 8, 580 St. Kilda Road
                       Melbourne, Victoria 3004 Australia
                             Tel: 011-613 8532 2860

            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                                  July 23, 2009
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g) check the following box [ ].

     Check the following box if a fee is being paid with this statement [ ].

     The information required on the reminder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP NO. 94683T 10 3


1.       Name of Reporting Person
         S.S. of I.R.S. Identification No. of Above Person

         Power Developments Pty Ltd.
         I.R.S. Employer Identification No.: Not Applicable

2.       Check the Appropriate Box if a Member of a Group (See Instructions)

         (a) [ ]
         (b) [x]

3.       SEC Use Only...........................................................

4.       Source of Funds (see Instructions):  OO

5.       Check if Disclosure of Legal Proceedings is Required
         Pursuant to Items 2(d) or 2(e)......................................[ ]

6.       Citizenship or Place of Organization:  Australia

----------------------------------- --------------------------------------------
Number of Shares
Beneficially owned by:              7. Sole Voting Power:  None
----------------------------------- --------------------------------------------
                                    8. Shared Voting Power: 82,800,000
----------------------------------- --------------------------------------------
                                    9. Sole Dispositive Power: None
----------------------------------- --------------------------------------------
                                    10. Shared Dispositive Power: 82,800,000
----------------------------------- --------------------------------------------

11.      Aggregate Amount Beneficially Owned by Each Reporting Person:
         82,800,000 Shares.

12.      Check if the Aggregate Amount in Row (11) Excludes Certain
         Shares (See Instructions)...........................................[ ]

13.      Percent of Class Represented by Amount in row (11):  95.8%

14.      Type of Reporting Person (See Instructions):  CO

CUSIP NO. 94683T 10 3
1.       Name of Reporting Person
         S.S. of I.R.S. Identification No. of Above Person

         Joseph I. Gutnick
         I.R.S. Employer Identification No.: Not Applicable

2.       Check the Appropriate Box if a Member of a Group
         (See Instructions)

         (a)      [ ]
         (b)      [x]

3.       SEC Use Only...........................................................

4.       Source of Funds (see Instructions): OO

5.       Check if Disclosure of Legal Proceedings is Required
         Pursuant to Items 2(d) or 2(e)......................................[ ]

6.       Citizenship or Place of Organization:  Australia

----------------------------------- --------------------------------------------
Number of Shares
Beneficially owned by:              7. Sole Voting Power:   None
----------------------------------- --------------------------------------------
                                    8. Shared Voting Power: 82,800,000
----------------------------------- --------------------------------------------
                                    9. Sole Dispositive Power: None
----------------------------------- --------------------------------------------
                                    10. Shared Dispositive Power: 82,800,000
----------------------------------- --------------------------------------------

11.      Aggregate Amount Beneficially Owned by Each Reporting Person:
         82,800,000 Shares.

12.      Check if the Aggregate Amount in Row (11) Excludes Certain
         Shares (See Instructions)...........................................[ ]

13.      Percent of Class Represented by Amount in row (11):  95.8%

14.      Type of Reporting Person (See Instructions):  IN

CUSIP NO.  94683T 10 3


1.       Name of Reporting Person
         S.S. of I.R.S. Identification No. of Above Person

         Stera M. Gutnick
         I.R.S. Employer Identification No.: Not Applicable

2.       Check the Appropriate Box if a Member of a Group
         (See Instructions)

         (a)      [ ]
         (b)      [x]

3.       SEC Use Only...........................................................

4.       Source of Funds (see Instructions): OO

5.       Check if Disclosure of Legal Proceedings is Required
         Pursuant to Items 2(d) or 2(e)......................................[ ]

6.       Citizenship or Place of Organization:  Australia

----------------------------------- --------------------------------------------
Number of Shares
Beneficially owned by:              7. Sole Voting Power:  None
----------------------------------- --------------------------------------------
                                    8. Shared Voting Power: 82,800,000
----------------------------------- --------------------------------------------
                                    9. Sole Dispositive Power: None
----------------------------------- --------------------------------------------
                                    10. Shared Dispositive Power: 82,800,000
----------------------------------- --------------------------------------------

11.      Aggregate Amount Beneficially Owned by Each Reporting Person:
         82,800,000 Shares.

12.      Check if the Aggregate Amount in Row (11) Excludes Certain
         Shares (See Instructions)...........................................[ ]

13.      Percent of Class Represented by Amount in row (11):  95.8%

14.      Type of Reporting Person (See Instructions):  IN

Item 1.  Security and Issuer
         -------------------

     Common Stock, par value $0.0001 per share of We Sell For U Corp., a Florida corporation ("Issuer"), whose executive offices are located at Level 8, 580 St. Kilda Road, Melbourne, Victoria 3004, Australia. All share amounts included in this Schedule 13D give effect to a 6-for-1 stock split in the form of a dividend that was payable in February 2009. On July 23, 2009, the Issuer filed a Form 8A pursuant to which it registered its shares of Common Stock under Section 12(g) of the Securities Exchange Act of 1934, as amended.

Item 2.  Identity and Background
         -----------------------

                  (a)-(c) The undersigned hereby file this Schedule 13D statement on behalf of:

                           (i) Power Developments Pty. Ltd. ("Power"), a private
                  corporation engaged as the trustee of a private family investment trust.

                           (ii) Joseph I. Gutnick ("JG"). JG is an officer,
                  director and stockholder of Power. JG's principal occupation is as the Chairman of the Board, President and Chief Executive Officer of Legend International Holdings, Inc. JG is also chairman of the Issuer and of several publicly listed corporations in the mining sector.

                           (iii) Stera M. Gutnick ("SG" and, together with JG,
                  the "Officers and Directors"). SG is an officer, director and stockholder of Power. SG's principal occupation is as a private investor.

                  (d) None of the persons referred to in Paragraph (a) above has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

                  (e) None of the persons referred to in Paragraph (a) above has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of a competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

                  (f) Each of the individuals referred to in Paragraph (a) above is an Australian citizen. Power is an Australian corporation.

Item 3.  Source and Amount of Funds or Other Consideration.
         -------------------------------------------------

     On December 30, 2008, Power purchased 13,800,000 shares of Common Stock of the Issuer for an aggregate purchase price of $311,458, which came from Power's working capital.

Item 4.  Purpose of Transaction
         ----------------------

     The acquisition of the shares described above was for investment purposes. Power and the Officers and Directors may acquire additional shares of the Issuer from time to time and may dispose of any or all of the shares held by them at any time.

     Except as set forth above in this Item 4, Power and the Officers and Directors do not have any plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) and (j), inclusive, of Item 4 of Schedule 13D. Such entities and persons may, at any time, from time to time, review or reconsider their position with respect to the issuer, and formulate plans or proposals with respect to any of such matters, but have no present intention of doing so.

Item 5.  Interest in Securities of the Issuer
         ------------------------------------

     (a) and (b) The number of shares of Common Stock of the Issuer held by each person named in response to Item 2 as of the date hereof are as follows:

                             Aggregate Number             Percentage of
Name                         Of Shares Owned              Outstanding(1)
----                         ---------------              --------------

Power (2)                    82,800,000                    95.8%
Officers and Directors       82,800,000(2)                 95.8%

________________
(1)  Based on 86,400,000 shares of Common Stock outstanding on July 23, 2009.

(2) Power has the power to vote and to dispose of the shares of Common Stock owned by it. The Officers and Directors may be deemed to share beneficial ownership of the shares of Common Stock owned by Power.

     (c) None of the persons listed in response to Item 2 above acquired any shares of Common Stock of the Issuer during the past 60 days.

     (d) The shares of Common Stock are held by Power as trustee of a family trust for the benefit of certain members of the family of the Officers and Directors. Power has full power to vote and dispose of the shares of Common Stock owned by it. The proceeds of any such sale may be used, in the discretion of Power, for the benefit of the beneficiaries of the Trust.

     Except as described above, no person other than each respective record owner referred to herein of shares of Common Stock is known to have the right to receive or the power to direct the receipt of dividends from or the proceeds of sale of such shares.

     (e) Not applicable.

Item 6.  Contracts, Arrangements, Understandings or
         Relationships with Respect to Securities of the Issuer
         ------------------------------------------------------

     Except as described above, there are no contracts, arrangements, understandings or relationships (legal or otherwise), among the persons named in
Item 2 hereof, or between such persons and the other person with respect to any securities of the Issuer, including but not limited to transfer or voting of any other securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees or profits, divisions of profits or loss, or the giving or withholding of proxies.

Item 7.  Material to be Filed as Exhibits
         --------------------------------

     Exhibit 1 Agreement Pursuant to Rule 13d - 1(k)

                                   SIGNATURES
                                   ----------

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

                                        POWER DEVELOPMENTS PTY. LTD.


                                        By  /s/ Joseph I. Gutnick
                                            ---------------------
                                                Director
Dated:  July 24, 2009


                                            /s/ Joseph I. Gutnick
                                            ---------------------
                                                Joseph I. Gutnick

                                            /s/  Stera M. Gutnick
                                            ---------------------
                                                 Stera M. Gutnick

                                    EXHIBIT 1

                               AGREEMENT REGARDING
                        THE JOINT FILING OF SCHEDULE 13D


The undersigned hereby agree as follows:

(i) Each of them is individually eligible to use the Schedule 13D to which this
Exhibit is attached, and such Schedule 13D is filed on behalf of each of them;
and

(ii) Each of them is responsible for the timely filing of such Schedule 13D and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of them is responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is accurate.

Dated:  July 24, 2009

                                        POWER DEVELOPMENTS PTY. LTD.


                                        By  /s/ Joseph I. Gutnick
                                            ---------------------
                                                Director


                                            /s/ Joseph I. Gutnick
                                            ---------------------
                                                Joseph I. Gutnick


                                            /s/  Stera M. Gutnick
                                            ---------------------
                                                 Stera M. Gutnick